

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

<u>Via Facsimile</u>
Mr. Simon Dong
Acting Chief Financial Officer
China Energy Recovery, Inc.
Building #26, No. 1388 Zhangdong Road
Zhangjiang Hi-tech Park
Shanghai, China 201203

Re:　**China Energy Recovery, Inc.**
Form 10-K for the fiscal year ended December 31, 2010
Filed April 19, 2011
File No. 0-53283

Dear Mr. Dong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief